Exhibit 8.1

List of Subsidiaries

Companhia Paranaense de Energia - COPEL - Subsidiaries and Controlled Companies as of December 31, 2011.

Subsidiary	Jurisdiction of Incorporation	Names under which Business is Conducted

COPEL Geração e Transmissão S.A.	Brazil	COPEL Geração e Transmissão
COPEL Distribuição S.A.	Brazil	COPEL Distribuição
COPEL Telecomunicações S.A.	Brazil	COPEL Telecomunicações
Companhia Paranaense de Gas – Compagas	Brazil	Compagas
Centrais Eletricas do Rio Jordao S.A. – Elejor	Brazil	Elejor
UEG Araucária Ltda.	Brazil	UEG Araucária
Centrais Eólicas do Paraná Ltda.	Brazil	CEOLPAR
Dominó Holdings S.A.	Brazil	Dominó Holdings
Costa Oeste Transmissora de Energia S.A	Brazil	Costa Oeste Transmissora
Marumbi Transmissora de Energia S.A	Brazil	Marumbi Transmissora
Transmissora Sul Brasileira de Energia S.A	Brazil	Transmissora Sul Brazileira
Cutia Empreendimentos Eólicos SPE S.A	Brazil	Cutia Empreendimentos